Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606 Telephone 312-964-3500 Fax 312-964-3501

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

November 30, 2017

Attention: Ms. Kathy Churko and Mr. Mark Cowan

Re:	Registration Statement on Form N-14 of the Ivy Funds (the “Registrant”)

File No. 333-221075

Dear Ms. Churko and Mr. Cowan:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Ms. Churko on November 15, 2017 and Mr. Cowan on November 15, 2017 to Amy G. Smith, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Ivy Dividend Opportunities Fund into the Ivy Global Equity Income. The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 23, 2017 pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below the Registrant has provided your comments (in bold) and the Registrant’s response to each comment. These responses will be incorporated into a filing to be made in a post-effective amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

A. Accounting Comments

1.	Text: Board consideration discussion on page 6, first bullet, “Reorganization Expenses Allocated Among the Funds and their Investment Manager.”

Comment:    The introductory sentence indicates that the reorganization expenses are allocated among the Funds and their investment manager, however the paragraph indicates that the expenses are allocated evenly between the Funds and no expenses are allocated to the investment manager.

Response:      Reference to the term “Investment Manager” has been removed to reflect that all reorganization expenses will be allocated between the Funds only.

2.	Text: Board consideration discussion on page 6, first bullet, “Reorganization Expenses Allocated Among the Funds and their Investment Manager,” the disclosure states:

The total amount of the expenses for the Reorganization is estimated to be approximately $280,000. The $280,000 of expenses will be evenly split between the Dividend Opportunities Fund and the Global Equity Income Fund.

Comment:    Why are the expenses being allocated evenly between the funds and not being allocated based on net assets?

Response:      The disclosure has been revised to reflect that the total amount of the expenses for the Reorganization is estimated to be approximately $280,000. The expenses will be allocated between the Ivy Dividend Opportunities Fund and the Ivy Global Equity Income Fund based on net assets, with the Ivy Dividend Opportunities Fund bearing 75% of the reorganization expenses ($210,000) and the Ivy Global Equity Income Fund bearing 25% of the reorganization expenses ($70,000).

3.	Text: Page 16, the Annual Fund Operating Expense Table.

Comment:    Please confirm that the annual fund operating expense tables reflect the current fees and expenses.

Response:      The Registrant has updated the annual fund operating expense tables and confirms that such tables reflect current fees and expenses as of March 31, 2017 for the Ivy Dividend Opportunities Fund, Ivy Global Equity Income Fund and pro forma Ivy Global Equity Income Fund.

4.	Text: Page 16, the Annual Fund Operating Expense Table.

Comment:    Please explain why the expense ratios for Class A, Class C and Class E shares do not match the Financial Highlights for March 31, 2017. Please provide a footnote or an explanation in your correspondence.

Response:      The Ivy Dividend Opportunities Fund was involved in a merger that occurred on October 16, 2017 in which it acquired the assets and liabilities of the Waddell & Reed Advisors (“WRA”) Dividend Opportunities Fund, a fund that is substantially similar to the Dividend Opportunities Fund. The expense information has been updated to reflect the effect of the combination of the assets of the WRA Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund. A footnote has been added to the annual fund operating expense table of the combined prospectus and proxy statement to disclose the occurrence of that merger on October 16, 2017, which states: “On October 16, 2017, the Waddell & Reed Advisors Dividend Opportunities Fund reorganized into Ivy Dividend Opportunities Fund. The Annual Fund Operating Expenses have been estimated based on the combined net assets and an assumption that the combined Fund had a year of operations as of March 31, 2017.”

5.         Text:   Pages 20-22, Examples.

Comment:    Please verify that the expense examples reflect the current fees and expenses.

Response:      The Registrant confirms that annual fund operating expense tables and related examples reflect current fees and expenses as of March 31, 2017 for the Ivy Dividend Opportunities Fund, Ivy Global Equity Income Fund and pro forma Ivy Global Equity Income Fund.

6.	Text: Page 37, first bullet, the sentence states:

The Funds have substantially similar investment objectives and principal investment strategies and principal investment risks.

Comment:    Please explain how the principal investment strategies of the Funds are substantially similar.

Response:      The Registrant has revised the disclosure to describe the investment strategies of the Funds as similar and has removed the word “substantially.”

7.	Text: Page 42, chart of “Aggregate capital loss carryovers.”

Comment:    The “Net Asset Value” (NAV) for the Ivy Dividend Opportunities Fund does not seem to be calculated using the net assets provided in the Pro Forma Statement of Assets and Liabilities or the Capitalization Table.

Response:      The Registrant has updated the aggregate capital loss carryovers table using the net assets reflective of the merger involving the WRA Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund that occurred on October 16, 2017 and combined post-merger unrealized appreciation. Disclosure has been added in a footnote describing that prior merger.

8.	Text: Statement of Additional Information, page 3, the “Pro Forma Statement of Assets and Liabilities dated March 31, 2017.”

Comment:    The “Assets” provided in the Pro Forma Statement of Assets and Liabilities for the Ivy Dividend Opportunities Fund in the N-14 does not match the “Assets” as provided in the Annual Report.

Response:      The Registrant has updated the disclosure by adding a footnote clarifying that the data used for the “Assets” are reflective of the merger involving the WRA Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund that took place on October 16, 2017.

9.	Text: Statement of Additional Information, page 5, the “Pro Forma Statement of Operations dated March 31, 2017.”

Comment:    The numbers provided in the Pro Forma Statement of Operations for the Ivy Dividend Opportunities Fund in the N-14 does not match the numbers as provided in the Annual Report.

Response:      The Registrant has updated the disclosure by adding a footnote clarifying that the data used for the Pro Forma Statement of Operations is reflective of the merger involving the WRA Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund that took place on October 16, 2017.

10.	Text: Statement of Additional Information, page 11, the Pro Forma Statement of Operations dated March 31, 2017, Notes to Pro forma Schedule of Investments, footnote (E) states:

No adjustments are shown to the unaudited Pro Forma Schedule of Investments due to the fact that upon consummation of the merger, securities will not need to be sold in order for the Acquiring Fund to comply with its prospectus restrictions. The foregoing sentence shall not restrict in any way the ability of the investment adviser of either of the Funds from buying or selling securities in the normal course of such Fund’s business and operations.

Comment:    This footnote indicates that “securities will not need to be sold in order for the Acquiring Fund to comply with its prospectus restrictions.” Please explain how this complies with the principal investment strategy of the Ivy Global Equity Income Fund of holding at least 40% of its total assets in foreign securities when the total assets in foreign securities for the Ivy Dividend Opportunities Fund is currently being held between 24-25%.

Response:       The footnote has been revised. The disclosure now states:

(E) No adjustments are shown to the unaudited Pro Forma Schedule of Investments upon consummation of the merger. Although, securities may need to be sold upon consummation of the merger in order for the Acquiring Fund to comply with its prospectus guidelines, the foregoing sentence shall not restrict in any way the ability of the investment adviser of either of the Funds from buying or selling securities in the normal course of such Fund’s business and operations.

We have also included the following disclosure in the N-14 on page 42.

Repositioning of the Dividend Opportunities Fund’s Portfolio Assets. IICO currently estimates that a de minimis portion (i.e., less than 6%) of the Dividend Opportunities Fund’s portfolio assets may be sold before the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is not anticipated that the sale of a de minimis portion of the portfolio assets prior to the closing of the Reorganization should result in any material amounts of capital gains to be distributed to shareholders. However, due to slight differences between the investment strategies and policies of the Dividend Opportunities Fund and Global Equity Income Fund, IICO currently estimates that approximately 25% of the Dividend Opportunities Fund’s portfolio assets are likely to be sold by the post-Reorganization Global Equity Income Fund after the closing of the Reorganization as part of a portfolio repositioning and separate from normal portfolio turnover. It is estimated that a post-Reorganization portfolio repositioning could take approximately two weeks. As discussed in the section below titled “Federal Income Tax Consequences of the Reorganization – General Limitations on Capital Losses,” the ability of the combined Global Equity Income Fund to fully use either Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales will be limited, which may result in shareholders of the combined Global Equity Income Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. The ability of the post-Reorganization Global Equity Income Fund to fully use the Dividend Opportunities Fund’s capital loss carryovers as of the closing, if any, to offset the capital gain resulting from such post-closing sales may be limited, which may result in shareholders of the combined Global Equity Income Fund receiving a greater amount of capital gain distributions than they would have had the Reorganization not occurred. Transaction costs also may be incurred due to the repositioning of the portfolio. IICO believes that these portfolio transaction costs will be less than 0.03% (3 basis points) of annual fund operating expenses, which includes estimated commissions that may be incurred during portfolio repositioning.

11.	Text: Statement of Additional Information, Notes to Pro Forma Statements of Assets and Liabilities and the Pro Forma Statements of Operations for the twelve months ended March 31, 2017, page 9, footnote 5, “Basis of Combination,” second paragraph, fourth line down states:

These statements have been derived from the books and records of the Funds at the dates indicated above in conformity with U.S. GAAP.

Comment:    There is no explanation as to why the unaudited Pro Forma Combined Schedules of Investments and Combined Statements of Assets and Liabilities do not tie back to the annual report for the Ivy Dividend Opportunities Fund.

Response:      The Registrant has updated the disclosure by adding a footnote clarifying that the data used for the Pro Forma Combined Schedules of Investments and Combined Statements of Assets and Liabilities are reflective of the merger involving the WRA Dividend Opportunities Fund and the Ivy Dividend Opportunities Fund that took place on October 16, 2017.

12.	Text: Statement of Additional Information, Notes to Pro Forma Statements of Assets and Liabilities and the Pro Forma Statements of Operations for the twelve months ended March 31, 2017, page 9, footnote 5, “Basis of Combination,” third paragraph, last sentence states:

Following the Reorganization, the Ivy Global Equity Income Fund will be the accounting survivor.

Comment:    Please provide the Accounting Survivor Analysis showing the determination that the Ivy Global Equity Income Fund is to be the accounting survivor.

Response:      Attached as Appendix A is a North American Security Trust/Accounting Survivor Analysis for the Reorganization.

B.	Disclosure Comments
1.	Text: Page 3, the lists of documents under the second and third paragraph incorporated by reference into the Prospectus/Proxy Statement and Statement of Additional Information.

Comment:    Please include the file numbers for the filings incorporated by reference.

Response:      Revised as requested.

2.	Text: Page 5, the last sentence of the second paragraph in the section titled “Synopsis” states:

The description of the Reorganization is qualified by reference to the full text of the Reorganization Plan, which is attached as Appendix A.

Comment:    The description of the Reorganization should not be qualified by reference to the Reorganization Plan; all material terms should be disclosed and be accurate.

Response:      The Registrant has revised the text in question so that it no longer states that the “The description of the Reorganization is qualified by reference to the full text of the Reorganization Plan.” All material terms are accurately disclosed.

3.	Text: Page 6, the second bullet in the section titled “Synopsis” states:

For those share classes of the Dividend Opportunities Fund that will be reorganizing into a share class of the Global Equity Income Fund whose expenses are higher than its corresponding share class of the Dividend Opportunities Fund, IICO, Ivy Distributors, Inc. (“IDI”), the Funds’ distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), the Funds’ transfer agent, have agreed to limit the operating expenses that will be charged to shareholders of such class of shares of the Global Equity Income Fund to be equal to any lower expense ratio of the corresponding class of the Dividend Opportunities Fund through July 31, 2020.

Comment:    Please specify these classes. Also, clearly state whether the expenses of the Dividend Opportunities Fund are higher than Global Equity Income Fund. If this depends on class, please specify on class by class basis.

Response:      Revised as requested. The disclosure now states:

Same or Lower Overall Expenses – By reorganizing into the Global Equity Income Fund, former Dividend Opportunities Fund shareholders will be subject to the same or lower ongoing expenses than those imposed by the Dividend Opportunities Fund. For Class B shares of the Dividend Opportunities Fund that will be reorganizing into a share class of the Global Equity Income Fund whose expenses are higher than its corresponding share class of the Dividend Opportunities Fund, IICO, Ivy Distributors, Inc. (“IDI”), the Funds’ distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), the Funds’ transfer agent, have agreed to limit the operating expenses that will be charged to shareholders of such class of shares of the Global Equity Income Fund to be equal to any lower expense ratio of the corresponding class of the Dividend Opportunities Fund through July 31, 2020.

After the Reorganization, shareholders of Class A shares, Class C shares, Class I shares, Class N shares, Class R shares, and Class Y shares will be subject to the same or lower annual fund operating expenses that had been experienced as shareholders of the Dividend Opportunities Fund.

In connection with the closing of the Reorganization, the Global Equity Income Fund will begin offering Class E shares effective the closing date of the proposed merger. Class E shareholders will initially have the same annual fund operating expenses that they experienced as shareholders of the Dividend Opportunities Fund.

4.	Text: Page 6, the second bullet in the section titled “Synopsis” states:

For those share classes of the Dividend Opportunities Fund that will be reorganizing into a share class of the Global Equity Income Fund whose expenses are higher than its corresponding share class of the Dividend Opportunities Fund, IICO, Ivy Distributors, Inc. (“IDI”), the Funds’ distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), the Funds’ transfer agent, have agreed to limit the operating expenses that will be charged to shareholders of such class of shares of the Global Equity Income Fund to be equal to any lower expense ratio of the corresponding class of the Dividend Opportunities Fund through July 31, 2020.

Comment:    Please specify the actual expense ratios.

Response:      Revised as requested. The table below has been added to the disclosure.

Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement
	Dividend Opportunities Fund (Target Fund)	Global Equity Income Fund (Acquiring Fund)	Global Equity Income Fund (After the Reorganization)
Class A shares	1.24%	1.30%	1.23%
Class B shares	2.04%	1.95%	1.95%
Class C shares	1.92%	1.95%	1.90%
Class E shares*	1.13%	N/A	1.13%
Class I shares	0.92%	0.94%	0.91%
Class N shares	0.77%	0.81%	0.75%
Class R shares	1.51%	1.56%	1.49%
Class Y shares	1.17%	1.19%	1.15%

*Class E shares of the Global Equity Income Fund are new and will not commence operations until the closing of the Reorganization.

5.	Text: Page 11, the first question states “Will the Reorganization result in a higher investment management fee rate and higher fund expense rates?”

Comment:    Please respond to this question on class by class basis.

Response:      Revised as requested. The disclosure now states:

No. The current investment management fees paid by the Dividend Opportunities Fund and the Global Equity Income Fund is equal to 0.70% of each Fund’s net assets. After the Reorganization, the fees paid by the Global Equity Income Fund will be reduced to 0.69% due to the combination of the Dividend Opportunities Fund’s and Global Equity Income Fund’s assets, which allow the Global Equity Income Fund to benefit from an investment management fee breakpoint. For Class B shares of the Dividend Opportunities Fund that will be reorganizing into a share class of the Global Equity Income Fund whose expenses are higher than its corresponding share class of the Dividend Opportunities Fund, IICO, IDI, and/or WISC, have agreed to limit the operating expenses that will be charged to shareholders of such class of shares of the Global Equity Income Fund to be equal to any lower expense ratio of the corresponding class of the Dividend Opportunities Fund through July 31, 2020.

After the Reorganization, shareholders of Class A shares, Class C shares, Class I shares, Class N shares, Class R shares, and Class Y shares will be subject to the same or lower annual fund operating expenses that had been experienced as shareholders of the Dividend Opportunities Fund.

In connection with the closing of the Reorganization, the Global Equity Income Fund will begin offering Class E shares effective the closing date of the proposed merger. Class E shareholders will initially have the same annual fund operating expenses that they experienced as shareholders of the Dividend Opportunities Fund.

6.	Text: On page 12, the last sentence under the fourth full paragraph states:

The full and fractional value of shares of the Dividend Opportunities Fund will be exchanged for full and fractional corresponding shares of the Global Equity Income Fund having approximately equal aggregate value, without any sales charge, sales load, commission or other transactional fee being imposed.

Comment:    Delete “approximately.”

Response:      Revised as requested.

7.	Text: On page 12, the fifth full paragraph which describes the exchange rights following the Reorganization.

Comment:    Please specify for how long.

Response:      Revised as requested.

8.	Text: On page 13, the question which states, “Are there any significant differences between shares of the Dividend Opportunities Fund and Global Equity Income Fund?”

Comment:    Please insert a “yes” or “no” answer.

Response:      Revised as requested.

9.	Text: On page 13, the question which states, “Will my cost basis change as a result of the Reorganization?”

Comment:    Please insert a “yes” or “no” answer.

Response:      Revised as requested.

10.	Text: On page 14, the question which states, “Will either Fund pay fees associated with the Reorganization?”

Comment:    Please insert a “yes” or “no” answer.

Response:      Revised as requested.

11.	Text: On page 15, the second sentence in the first paragraph under the section “Comparison of the Funds” states:

Please note that this is only a brief discussion and is qualified in its entirety by reference to the information contained herein and incorporated herein by reference.

Comment:    Please delete “qualified in its entirety” language. Instead, say see “x” for more information.

Response:      The language has been deleted.

12.	Text: The comparison of shareholder fees and expenses on page 15, the section “Comparison of Shareholder Fees and Annual Fund Operating Expenses.”

Comment:     Please provide a summary of how the fees and expenses compare (i.e., are they going to increase or decrease as a result of the transaction).

Response:    Revised as requested. The language below has been added to the disclosure:

The current investment management fees paid by the Dividend Opportunities Fund and the Global Equity Income Fund is equal to 0.70%. After the Reorganization, the fees paid by the Global Equity Income Fund will be reduced to 0.69% due to the combination of the Dividend Opportunities Fund’s and Global Equity Income Fund’s assets, which allow the Global Equity Income Fund to benefit from an investment management fee breakpoint. For Class B shares of the Dividend Opportunities Fund that will be reorganizing into a share class of the Global Equity Income Fund whose expenses are higher than its corresponding share class of the Dividend Opportunities Fund, IICO, IDI, and/or WISC, have agreed to limit the operating expenses that will be charged to shareholders of such class of shares of the Global Equity Income Fund to be equal to any lower expense ratio of the corresponding class of the Dividend Opportunities Fund through July 31, 2020.

After the Reorganization, shareholders of Class A shares, Class C shares, Class I shares, Class N shares, Class R shares, and Class Y shares will be subject to the same or lower annual fund operating expenses that had been experienced as shareholders of the Dividend Opportunities Fund.

In connection with the closing of the Reorganization, the Global Equity Income Fund will begin offering Class E shares effective the closing date of the proposed merger. Class E shareholders will initially have the same annual fund operating expenses that they experienced as shareholders of the Dividend Opportunities Fund.

13.	Text: Page 16, the first paragraph describing the shareholder fees.

Comment:    Why is this in a smaller font?

Response:     The font is smaller to allow the paragraph describing the shareholder fees to fit on the same page as the table it is describing.

14.	Text: Page 16, the two tables under the heading “Shareholder Fees.”

Comment:    Please confirm to the SEC Staff in correspondence that these fees are the current fees as required by Item 3(a) of Form N-14.

Response:     In response to comment 3 above, the Registrant has updated the annual fund operating expense tables and examples and confirms that such annual fund operating expense tables and related examples reflect current fees and expenses as of March 31, 2017 for each WRA Fund, Ivy Fund and pro forma Ivy Fund.

15.	Text: Page 16, the first paragraph states that the Annual Fund Operating Expenses projected for the Global Equity Income Fund on a pro forma basis after giving effect to the proposed Reorganization is based on the combined net assets as if the Reorganization had occurred on April 1, 2016 and had a year of combined operations.

Comment:    Why this date? The pro formas use March 31, 2017.

Response:    The Annual Fund Operating Expenses projected for the Ivy Dividend Opportunities Fund on a pro forma basis are as of March 31, 2017, but in order to show a year of combined operations one has to assume that the transaction had occurred on April 1, 2016.

16.	Text: Page 16, the two tables under the heading “Shareholder Fees.”

Comment:  Please parenthetically indicate which is the existing/target fund and new/acquiring fund.

Response:    Revised as requested.

17.	Text: On page 23, the last sentence under the heading “Portfolio Turnover” indicating that the portfolio turnover rate of the Global Equity Income Fund was 103% of the average value of the portfolio.

Comment:  Please address the high turnover rate in strategy and risk section (e.g., active trading).

Response:    Revised as requested. The language below was added to the disclosure:

The higher portfolio turnover rate for the Global Equity Income Fund for the fiscal year ended March 31, 2017 was attributable primarily to a change in the Global Equity Income Fund’s country and sector allocations due to political events in the United States and Europe.

18.	Text: Page 30, the two paragraphs under the section “Comparison of Fund Performance” which introduce the fund performance tables.

Comment: The introduction to the comparative performance information should track Item 4 of Form N1-A. Please revise.

Response: The Registrant respectfully declines this comment. The Registrant does not believe it would be appropriate to repeat the stale performance information that is already included in its statutory prospectus, and in any event, such statutory prospectus is incorporated by reference into the combined prospectus and proxy statement and will accompany the combined prospectus and proxy statement. The Registrant has elected to update the information as of October 31, 2017.

19.	Text: On page 30, the first paragraph under “Comparison of Fund Performance” states that the average annual total return information is provided as of August 31, 2017.

Comment:     Why is performance information provided as of this date? The performance information in the comparative table should be based on the last year and then shown in bar chart through last quarter.

Response:     At the time of filing, the Registrant elected to include more up-to-date performance information than is currently contained in the statutory prospectus. This information will be further updated to October 31, 2017. The Registrant does not believe it appropriate to repeat the stale performance information that is already included in its statutory prospectus, and in any event, such statutory prospectus is incorporated by reference into the combined prospectus and proxy statement and will accompany the combined prospectus and proxy statement.

20.	Text: Page 30, the fourth sentence of the first paragraph under “Comparison of Fund Performance” states, “Performance results include the effect of expense reduction arrangements for some or all of the periods shown.”

Comment:     Why different for some periods?

Response:       The expense waivers were not applicable for all periods as they are only applicable when expenses reach the capped amount agreed upon by the investment manager. This disclosure tracks the current disclosure in the “Performance” section of the Funds’ current statutory prospectus.

21.	Text: As a supplement to the information provided beginning on page 30 under the heading “Comparison of Fund Performance”.

Comment:     Please include a comparative bar chart.

Response:     The Registrant respectfully declines this comment. The comparative bar chart would merely repeat information that is already included in the statutory prospectus. The statutory prospectus is incorporated by reference into the combined prospectus and proxy statement and will accompany the combined prospectus and proxy statement.

22.	Text: The heading of the performance table on pages 30 – 31 indicates that performance information is provided as August 31, 2017.

Comment:       Why is performance information provided as of this date?

Response:        At the time of filing, the Registrant elected to include more up-to-date performance information than is currently contained in the statutory prospectus. This information will be further updated to October 31, 2017. The Registrant does not believe it appropriate to repeat the stale performance information that is already included in its statutory prospectus, and in any event, such statutory prospectus is incorporated by reference into the combined prospectus and proxy statement. We have also updated the performance table to break out the “10 Years” and “Since Inception” columns as requested.

23.	Text: The performance tables on pages 30 – 31.

Comment:    In the performance tables, please include the broad based index used by each fund.

Response:      Revised as requested.

24.	Text: On page 31, under the section “Management of the Funds.”

Comment:    Please identify the sub-advisers to each fund.

Response:      The Funds do not have sub-advisers.

25.	Text: On page 36, under the section “Reasons for the Reorganization.”

Comment:    Please include a discussion of why the reorganization was proposed (i.e., reasons behind the reorganization).

Response:      Revised as requested. The language below has been added to the disclosure:

IICO considered various factors before presenting the proposed Reorganization to the Board, which included: (i) the Dividend Opportunities Fund has limited growth opportunities, had experienced poor performance and was somewhat redundant with other products in the Ivy Fund complex; (ii) the merger would create a larger fund, which might be able to more easily reach various breakpoints in management fee schedules, spread fixed costs over a larger asset base and allow for more efficiencies in servicing the combined Global Equity Income Fund; (iii) former shareholders of the Dividend Opportunities Fund would be subject to the same or lower ongoing expenses; and (iv) the Global Equity Income Fund, after the Reorganization, will have the benefit of the combined expertise of the portfolio managers of the Dividend Opportunities Fund and the Global Equity Income Fund.

26.	Text: On pages 37-39, the text describing the Board of Trustee’s (the “Board”) consideration of the Reorganization.

Comment:    Please confirm that the Board considerations disclosure includes all materially adverse factors considered by the Board.

Response:      The Registrant confirms that the Board considerations disclosure includes all materially adverse factors considered by the Board.

27.	Text: On page 38, the factors described under the paragraph “Other considerations of the Board include:”

Comment:     Please describe the Board’s considerations as to each factor.

Response:      We respectfully decline this comment. A summary of what the Board considered is already provided. In addition, the following disclosure on page 39, following the section “Other considerations of the Board include:” further describes the Board’s considerations as to each factor and their determination:

“In considering the approval of the Reorganization Plan, the Board did not identify any factor as all-important or all-controlling and instead considered these factors collectively in light of the surrounding circumstances. After considering the above factors and based on the deliberations and its evaluation of the information provided to it, the Board concluded that the approval of the Reorganization Plan was in the best interest of each Fund and that the interest of existing shareholders of each Fund would not be diluted as a result of the Reorganization.”

28.	Text: The parenthetical under the last bullet on page 40, which states: “(except where the Global Equity Income Fund’s investment activities have the effect of reducing or eliminating an asset’s holding period).”

Comment:    Please explain what this means.

Response:      The parenthetical has been removed.

29.	Text: The second full paragraph on page 47 which describes the proxy solicitation process, expenses and allocation.

Comment:     Section 3 of Item 4 of Schedule 14A also requires the material features of the proxy solicitor’s contract. Also, is $280,000 DF King’s fee? Earlier disclosure suggested that was entire cost of reorganization. Please clarify.

Response:      We have revised the fees to reflect that DF King’s fee for proxy solicitation cost is $75,000. The entire cost of the Reorganization is estimated to be $280,000 and has been revised in the earlier disclosure. The disclosure now states:

The total expenses of the Reorganization, for legal and accounting expenses, outside solicitation firm costs, printing, postage, proxy out-of-pocket costs and proxy solicitation,

mailing, reporting and tabulation costs, and regulatory filing fees, are expected to be approximately $130,000 which will be allocated based on net assets between the Dividend Opportunities Fund and the Global Equity Income Fund.

In addition, DF King (the “Solicitor”) has been engaged to assist in the solicitation of proxies, primarily by contacting shareholders by telephone to remind them to vote and to assist them if they choose to vote their proxy over the telephone. The cost of this solicitation is estimated to be approximately $75,000, plus any out of pocket expenses, such costs will be allocated based on net assets between the Dividend Opportunities Fund and the Global Equity Income Fund.

*        *        *

If you would like to discuss any of the comments, please feel free to reach out to me directly at (215) 564-8104.

Sincerely,

/s/ Amy G. Smith, Esq.

cc: Jennifer Dulski

Appendix A

Accounting Survivor Analysis

The Ivy Funds (the “Registrant”) believe that the Ivy Global Equity Income Fund (“Global Equity Income Fund”) is the appropriate accounting survivor following the reorganization of the Ivy Dividend Opportunities Fund (“Dividend Opportunities Fund”, and collectively with the Global Equity Income Fund, the “Funds”), with and into Global Equity Income Fund, which both Funds are series of the Registrant. According to a no-action letter to North American Security Trust (“NAST”)1, in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund. In NAST, the staff of the Securities and Exchange Commission listed five factors that should be relied upon when making such determination. Each of the factors listed in NAST, along with the relevant analysis, are discussed below:

(i) Comparison of investment advisers. Ivy Investment Management Company (“IICO”) is the investment manager for the Funds and will continue to manage the surviving fund after the Reorganization. IICO is a subsidiary of Waddell & Reed Financial, Inc.

The portfolio manager for Dividend Opportunities Fund is Christopher J. Parker. The portfolio manager for Global Equity Income Fund is Robert E. Nightingale. Mr. Parker and Mr. Nightingale will both serve as co-portfolio managers of the combined fund after the Reorganization.

As shown below, the investment management fee, including breakpoints, are similar in both Funds’ investment management agreements which are as follows:

Net Assets	Ivy Dividend Opportunities Fund	Ivy Global Equity Income Fund
Up to $1 billion	0.70%	0.70%
Over $1 billion and up to $2 billion	0.65%	0.65%
Over $2 billion and up to $3 billion	0.60%	0.60%
Over $3 billion and up to $5 billion	0.55%	0.55%
Over $5 billion and up to $10 billion	0.54%	0.545%
Over $10 billion	0.53%	0.54%

IICO’s investment management agreement, including its fee schedule, with the Global Equity Income Fund, will continue to be the operative agreement after the Reorganization.

Thus, post-Reorganization, the continuation of the Global Equity Income Fund’s investment management agreement favors Ivy Global Equity Income Fund for determining

1 See North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

which Fund should be the accounting survivor. The combination of Mr. Nightingale and Mr. Parker as co-portfolio managers favors neither Fund.

(ii) Comparison of investment structure, investment objective, principal investment strategies and fundamental investment restrictions. Each Fund is currently classified as an open-end fund under the Investment Company Act of 1940 (the “1940 Act”). As open-end funds, the Funds both offer shares that are redeemable on each business day and daily liquidity.

Investment objective. Dividend Opportunities Fund’s investment objective is to seek to provide total return. While the Global Equity Income Fund’s investment objective is to seek to provide total return through a combination of current income and capital appreciation.

Principal investment strategies. The Dividend Opportunities Fund and the Global Equity Income Fund have similar principal investment strategies and are described below as follows:

Ivy Dividend Opportunities Fund	Ivy Global Equity Income Fund

Investment Allocation. Ivy Dividend Opportunities Fund seeks to achieve its objective by investing primarily in large-capitalization companies, that often are market leaders in their industry, with established operating records that IICO believes may accelerate or grow their dividend payout ratio and that also demonstrate favorable prospects for total return.

Under normal circumstances, the Fund invests at least 80% of its net assets in dividend-paying equity securities. For this purpose, such securities consist primarily of dividend-paying common stocks. Although the Fund invests primarily in securities issued by large-capitalization companies (typically, companies with capitalizations of at least $10 billion at the time of acquisition), it may invest in securities issued by companies of any size. The Fund may invest in securities of companies across the valuation spectrum, including securities issued by value and growth companies. The Fund typically holds a limited number of stocks (generally 40 to 60).

Investment Allocation. Ivy Global Equity Income Fund invests principally in equity securities that are issued by companies of any size located largely in developed markets around the world, that IICO believes will be able to generate a reasonable level of current income for investors given current market conditions, and that demonstrate favorable prospects for total return. The Fund focuses on companies that IICO believes have the ability to maintain and/or grow their dividends while providing capital appreciation over the long-term.

Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities. For this purpose, such equity securities consist primarily of dividend-paying common stocks across the globe. In an attempt to enhance return, the Fund also may invest, to a lesser extent, in companies not currently paying dividends to shareholders or companies with an unsustainably high dividend. The Fund may invest in U.S. and non-U.S. issuers and may invest up to 100% of its total assets in foreign securities. Although the Fund invests primarily in large-capitalization companies (typically companies with market capitalizations of at least $10 billion at the time of acquisition), it may invest in companies of any size. Under normal circumstances, the Fund invests at least 40% (or, if IICO deems it warranted by market conditions, at least 30%) of its total assets in securities of non-U.S. issuers.

Management Strategy. In selecting securities for the Fund, IICO primarily focuses on companies	Management Strategy. In selecting securities for the Fund, IICO combines a top-down (assessing the

Ivy Dividend Opportunities Fund	Ivy Global Equity Income Fund
that have an above-market dividend yield that is supported by what IICO believes are attractive relative and absolute valuations and tends to favor companies that IICO believes have the ability to grow their dividend at an average or above-average rate relative to the market. IICO also seeks to invest in companies that it believes have the potential for strong growth in their dividend payout due to the companies having a low initial payout ratio and a commitment to raising the payout ratio over time, or above-average earnings growth potential which also are supported by what it believes are attractive relative and absolute valuations.

market environment) approach with a bottom-up (researching individual issuers) stock selection process, and uses a combination of country analysis, sector and industry dynamics, and individual stock selection. As part of its investment process, IICO seeks to identify investment themes, then seeks to determine the most appropriate sectors and geographies to benefit from its top-down analysis and generally seeks to find what it believes are reasonably-valued, dividend-paying companies with growth prospects, a sound balance sheet and steady cash flow generation. IICO also considers several other factors, which typically include a company’s history of fundamentals; management proficiency; competitive environment; and relative valuation.

Key Factors. IICO also considers other factors, which may include the company’s: established operating history; financial condition; quality of management; competitive position; capital allocation; business characteristics; growth and profitability opportunities; return on capital; history of improving sales and profits; and stock price as compared to its estimated intrinsic value.

Key Factors. IICO also considers several other factors, which typically include a company’s history of fundamentals; management proficiency; competitive environment; and relative valuation.

Exposure to Foreign Markets. Although the Fund invests primarily in U.S. securities, it may invest up to 25% of its total assets in foreign securities. Many of the companies in which the Fund may invest have diverse operations, with products or services in foreign markets. Therefore, the Fund may have indirect exposure to various foreign markets through investments in these companies, even if the Fund is not invested directly in such markets.

Exposure to Foreign Markets. The Fund may invest in U.S. and non-U.S. issuers and may invest up to 100% of its total assets in foreign securities.

The Fund may use forward foreign currency contracts to manage the Fund’s exposure to various foreign currencies and the U.S. dollar.

Selling Securities. Generally, in determining whether to sell a security, IICO considers many factors, including: changes in economic or market factors in general or with respect to a particular industry or sector, changes in the market trends or other factors affecting an individual security, and changes in the relative market performance or its belief in the appreciation possibilities offered by individual securities. IICO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes are more attractive investment opportunities or to raise cash.

Selling Securities. Generally, in determining whether to sell a security, IICO uses the same type of analysis that it uses in buying securities of that type. For example, IICO may sell a security if it believes the security no longer offers attractive current income prospects or significant growth potential, if it believes the management of the company has weakened, and/or there exists political or economic instability in the issuer’s country. IICO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes are more attractive investment opportunities or to raise cash.

Fundamental investment restrictions. The Dividend Opportunities Fund and Global Equity Income Fund have the same fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing senior securities, and concentrating in an industry.

Following the Reorganization, the investment structure, investment objective, investment strategies and fundamental investment restrictions of the Global Equity Income Fund will continue in the combined fund, therefore these factors favor Global Equity Income Fund as the accounting survivor.

(iii) Comparison of portfolio composition. Each Fund’s investment portfolio composition is as follows:

Market Capitalization (as a % of equity assets)	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
Large	97.6%	91.3%
Medium	2.4%	8.7%
Small	0.0%	0.0%
Median Market Cap	$56.9 billion	$71.8 billion

Geographic Allocation (as a % of equity assets) –Top 15	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
United States	91.2%	35.2%
United Kingdom	1.8%	15.7%
France	0.3%	12.2%
Netherlands	--	8.9%
Japan	--	5.1%
Canada	3.7%	3.5%
Italy	--	3.1%
Norway	--	2.0%
China	--	1.8%
Russia	--	1.6%
South Korea	--	1.6%
Belgium	1.1%	--
Switzerland	--	1.5%
Ireland	1.5%	1.1%
Finland	0.4%	--

Sector Allocation (as a % of equity assets)	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
Financials	17.41%	16.69%
Information Technology	15.07%	13.58%
Health Care	11.43%	13.26%
Energy	8.92%	11.03%
Consumer Staples	6.59%	10.97%

Sector Allocation (as a % of equity assets)	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
Industrials	15.36%	10.35%
Consumer Discretionary	6.82%	10.08%
Utilities	4.12%	5.72%
Materials	8.99%	4.90%
Telecommunication Services	--	3.42%
Real Estate	5.29%	--

	Ivy Dividend Opportunities Fund (as of 10/31/17)	Ivy Global Equity Income Fund (as of 10/31/17)
Number of Holdings	50	58

Although, securities may need to be sold upon consummation of the merger in order for the Global Equity Income Fund to comply with its prospectus guidelines, post-Reorganization, it is not expected that the asset allocation, portfolio composition, and number of issuers in the Global Equity Income Fund’s portfolio on a combined basis will be materially different from immediately prior to the Reorganization. Also, since the portfolio composition of the Dividend Opportunities Fund is not similar to that of the Global Equity Income Fund, this factor favors Global Equity Income Fund as the accounting survivor.

(iv) Comparison of expense structure and expense ratio. The expense structures of the Funds are as follows:

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class A1	Ivy Global Equity Income Fund Class A2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	0.25%	0.25%
Other expenses	0.29%	0.43%
Total annual Fund operating expenses	1.24%[3]	1.38%[4]
Fee waiver and/or expense reimbursement	0.00%[3]	0.08%[4]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.24%[3]	1.30%[4]

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class B1	Ivy Global Equity Income Fund Class B2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	1.00%	1.00%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class B1	Ivy Global Equity Income Fund Class B2
Other expenses	0.41%	0.25%
Total annual Fund operating expenses	2.11%[3]	1.95%
Fee waiver and/or expense reimbursement	0.07%[3]	--
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	2.04%[3]	1.95%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class C1	Ivy Global Equity Income Fund Class C2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	1.00%	1.00%
Other expenses	0.22%	0.25%
Total annual Fund operating expenses	1.92%	1.95%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.92%	1.95%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class E1	Ivy Global Equity Income Fund Class E2

Management fees	0.70%	%*
Distribution and service (12b-1) fees	0.25%	%*
Other expenses	0.59%	%*
Total annual Fund operating expenses	1.54%[3]	%*
Fee waiver and/or expense reimbursement	0.41%[3]	%*
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.13%[3]	%*

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class I1	Ivy Global Equity Income Fund Class I2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	None	None
Other expenses	0.22%	0.26%
Total annual Fund operating expenses	0.92%[3]	0.96%[4]
Fee waiver and/or expense reimbursement	0.00%[3]	0.02%[4]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	0.92%[3]	0.94%[4]

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class N1	Ivy Global Equity Income Fund Class N2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	None	None
Other expenses	0.07%	0.11%
Total annual Fund operating expenses	0.77%	0.81%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class R1	Ivy Global Equity Income Fund Class R2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	0.50%	0.50%
Other expenses	0.31%	0.36%
Total annual Fund operating expenses	1.51%	1.56%

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class Y1	Ivy Global Equity Income Fund Class Y2

Management fees	0.70%	0.70%
Distribution and service (12b-1) fees	0.25%	0.25%
Other expenses	0.22%	0.26%
Total annual Fund operating expenses	1.17%[5]	1.21%[4,5]

ANNUAL FUND OPERATING EXPENSES	Ivy Dividend Opportunities Fund Class Y1	Ivy Global Equity Income Fund Class Y2
Fee waiver and/or expense reimbursement	0.00%[5]	0.02%[4,5]
Total annual Fund operating expenses after fee waiver and/or expense reimbursement	1.17%[5]	1.19%[4,5]

*	Class E shares will not be offered until the closing of the Reorganization.

[1]	On October 16, 2017, the Waddell & Reed Advisors Dividend Opportunities Fund reorganized into Ivy Dividend Opportunities Fund. The Annual Fund Operating Expenses have been estimated based on the combined net assets and an assumption that the combined Fund had a year of operations as of March 31, 2017.

[2]	Expense ratios reflect annual fund operating expenses for the most recent fiscal year of the Fund reflected in the Funds’ current prospectus except for Class E shares which will not be offered until the closing of the Reorganization.

[3]	Through July 31, 2020, Ivy Investment Management Company (IICO), the Fund’s investment manager, Ivy Distributors, Inc. (IDI), the Fund’s distributor, and/or Waddell & Reed Services Company, doing business as WI Services Company (WISC), the Fund’s transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) for the Dividend Opportunities Fund as follows: Class A shares at 1.24%, Class B shares at 2.04%, Class E shares at 1.13% and Class I shares at 0.92%. Prior to that date, the expense limitation may not be terminated without consent of the Board.

[4]	Through July 31, 2020, IICO, IDI, and/or WISC, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) for the Global Equity Income Fund as follows: Class A shares at 1.30%, Class I shares at 0.94% and Class Y shares at 1.19%. Prior to that date, the expense limitation may not be terminated by IICO, IDI, WISC or the Board.

[5]	Through July 31, 2020, IDI and/or WISC have contractually agreed to reimburse sufficient 12b-1 and/or shareholder servicing fees to ensure that the total annual ordinary fund operating expenses of the Class Y shares do not exceed the total annual ordinary fund operating expenses of the Class A shares, as calculated at the end of each month. Prior to that date, the expense limitation may not be terminated without consent of the Board.

The Funds both offer Class A, Class B, Class C, Class I, Class N and Class R shares. The Dividend Opportunities Fund currently offers Class E shares and the Global Equity Income Fund will offer Class E shares. The expense structure of the Global Equity Income Fund will continue following the Reorganization but the expenses of certain classes will be capped for two years. Thus, this factor favors the Global Equity Income Fund as the accounting survivor as its expense structure will ultimately continue.

(v) Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Global Equity Income Fund (approximately $302.3 million as of October 31, 2017) are smaller than the net assets of the Dividend Opportunities Fund (approximately $907.4 million as of October 31, 2017). Therefore, the net current assets of the Global Equity Income Fund will constitute approximately 25% of the Global Equity Income Fund post-Reorganization while the Dividend Opportunities Fund’s current net assets will constitute the remainder. Because the Dividend Opportunities Fund will constitute a majority of the assets of the Fund post-Reorganization, this factor favors the Dividend Opportunities Fund as the accounting survivor.

Conclusion: The Registrant believes that the accounting survivor should be the Global Equity Income Fund. Even though the Dividend Opportunities Fund and Global Equity Income Fund each have its portfolio manager serving as a co-portfolio manager and the Dividend Opportunities Fund will constitute a majority of the combined Fund’s assets, the Registrant does not believe that either of these factors are determinative for analyzing which Fund should be the accounting survivor. The factors favoring the conclusion that the Ivy Global Equity Income Fund should be the accounting survivor include: (1) the continuation of the Global Equity Income Fund’s investment objectives, principal investment strategies and portfolio composition; (2) the continuation of the Global Equity Income Fund’s expense structure, including the investment management agreement with different fee rates at various breakpoints; and (3) the Global Equity Income Fund is the Fund in to which the Dividend Opportunities Fund will be reorganized and the Global Equity Income Fund will continue its operations.